Exhibit 99.1

BIOTIE THERAPIES CORP.        STOCK EXCHANGE RELEASE        13 June 2016, at 4:30 p.m. (EET)

BIOTIE THERAPIES CORP. ANNOUNCES THAT THE DELISTING OF ITS AMERICAN DEPOSITARY SHARES FROM NASDAQ GLOBAL SELECT MARKET HAS BECOME EFFECTIVE

Biotie Therapies Corp. (Nasdaq Helsinki: BTH1V) (“Biotie” or the “Company”) announces that the voluntary delisting of its American Depositary Shares (“ADSs”) from the NASDAQ Global Select Market (“Nasdaq US”) became effective prior to the opening of trading on 13 June, 2016, following the filing, on 2 June 2016, of an application on Form 25 with the U.S. Securities and Exchange Commission (the “SEC”) for notifying the SEC of the delisting of the Company’s ADSs from NASDAQ US, as announced on 18 May 2016.

The delisting becoming effective means that the ADSs are no longer tradable on any regulated security exchange. Biotie shares (“Shares”) will remain listed on Nasdaq Helsinki Ltd., although the Company intends to delist the Shares from Nasdaq Helsinki Ltd. as soon as permitted and practicable under applicable laws.

Further details on Biotie’s reporting obligations under applicable U.S securities laws after the delisting of the ADSs becoming effective and the treatment of the ADSs in the compulsory redemption proceedings initiated by Acorda Therapeutics, Inc. (“Acorda”) for Biotie’s minority shares under the Finnish Companies Act have been described in the stock exchange release issued by Biotie on 18 May 2016.

Turku, 13 June 2016

Biotie Therapies Corp.

Timo Veromaa

President and CEO

For further information, please contact:

Virve Nurmi, Biotie Therapies Corp.

tel. +358 2 274 8900, e-mail: virve.nurmi@biotie.com

DISTRIBUTION:

www.biotie.com

Nasdaq Helsinki Ltd.

Main Media

INFORMATION REGARDING BIOTIE

Biotie is a biopharmaceutical company focused on products for neurodegenerative and psychiatric disorders. Biotie’s development has delivered Selincro (nalmefene) for alcohol dependence, which received European marketing authorization in 2013 and is currently being rolled out across Europe by partner H. Lundbeck A/S. The current development products include tozadenant for Parkinson’s disease, which is in Phase 3 development, and two additional compounds which are in Phase 2 development for cognitive disorders including Parkinson’s disease dementia, and primary sclerosing cholangitis (PSC), a rare fibrotic disease of the liver.

For more information, please visit www.biotie.com.

INFORMATION REGARDING ACORDA

Founded in 1995, Acorda is a biotechnology company focused on developing therapies that restore function and improve the lives of people with neurological disorders, with its common stock listed on Nasdaq US.

Acorda has an industry leading pipeline of novel neurological therapies addressing a range of disorders, including Parkinson’s disease, epilepsy, post-stroke walking deficits, migraine, and multiple sclerosis. Acorda markets three FDA-approved therapies, including AMPYRA® (dalfampridine) Extended Release Tablets, 10 mg.

For more information, please visit www.acorda.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements contained in this announcement are forward-looking statements, including Biotie’s deregistration from U.S. reporting obligations, which involve a number of risks and uncertainties. These statements are based on current expectations, assumptions, estimates and projections, and involve known and unknown risks, uncertainties and other factors that may cause results, levels of activity, performance or achievements to be materially different from any future statements. These statements are generally identified by words or phrases such as “believe”, “anticipate”, “expect”, “intend”, “plan”, “will”, “may”, “should”, “estimate”, “predict”, “potential”, “continue” or the negative of such terms or other similar expressions. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results and the timing of events may differ materially from the expected results and/or timing discussed in the forward-looking statements, and you should not place undue reliance on these statements. Acorda and Biotie disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the period covered by this announcement or otherwise.